VolAero

COMPANY PRESENTATION
JUNE 26, 2017

Disclaimer

This presentation and the information contained within is confidential, proprietary and for authorized use only. It is being presented to prospective investors solely for such investors' confidential use, with the express understanding that, without the prior permission in writing from Volaero Drones Corp "Volaero" the investor will not copy this document or any portion of it or use any information contained herein for any purpose other than evaluating a potential investment in securities of Volaero. Under no circumstances are its contents to be reproduced or distributed to the public, media or potential investors without written authorization. The information contained herein, while obtained from sources believed to be reliable, is not guaranteed as to its accuracy or completeness.

This presentation contains "forward-looking information" within the meaning of Canadian and U.S. securities legislation. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this presentation or as of the date of the effective date of information described in this presentation, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, without limitation, statements with respect to: (i) number of new clients; (ii) revenue per client; (iii) breadth of service per client; (iv) cost to acquire clients; (v) income statement items; and (vi) use of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "can", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Volaero's current beliefs as well as various assumptions made by, and information currently available to it. These assumptions include, without limitation: (i) adoption rates; (ii) the availability and continuity of financing; (iii) maintenance of market position; (iv) rates of distributor expansion; (v) client acquisition costs; (vi) revenues; and (vii) reasonable contingency requirements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation, risks relating to general economic conditions, competition from other market participants, the ability to maintain cost structure, the ability to expand products and services, changes in regulatory environment and the risk of fluctuation and variation in actual operating results, which variation may be material. The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements, readers of this presentation should carefully consider the foregoing factors and other uncertainties and potential events. Volaero does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Volaero or on behalf of Volaero, except as may be.

Table of Contents





VolAero

We integrate cutting edge drone, imagery, and data processing technologies and provide our clients with "actionable analytics".

We save our clients time, money and resources, and empower them to better manage their affairs and compete in an ever increasing competitive environment.



Mission Statement

To provide our client with an integrated end-to-end Drone Technology Solution which includes:

Consulting • Engineering • Piloting • Imagery Capture • Data Analytics • Reporting

A cost effective price that the client is always saving money, time, & resource.

Charles Zwebner
Founder & CEO



The Drone Services

Integrated end-to-end Solutions

- Consulting and Customized Solutions

- Hardware and Software Systems Integration

- Training and Education

- FAA Authorizations & Insurance

- Data Collection, Analytics, and Reporting

- Piloting Services







VolAero Core Vertical Markets



Mapping & Surveying



Environmental Surveillance



Infrastructure Inspection



Precision Agriculture



Thermal Inspections



Real Estate & 360° Virtual Tours



Stockpile Volumetrics



Construction Progress Monitoring

VolAero

Service Applications

- 2D and 3D Mapping & Surveying
- Construction Monitoring
- Real Estate Marketing
- Environmental Monitoring
- Thermal Building Inspections
- Volumetrics
- Infrastructure Inspections











Best Practices

- Comply with all regulatory requirements
- Use the right drone for the right job
- Ensure proper insurance is in place
- Safety first and mitigate risk
- Equipment maintenance program
- Plan the project properly and employ efficient processes
- Use experienced pilots and log all flights
- Maintain ongoing pilot training and upgrading skill sets
- Increase efficiencies and lower costs
- Secured data analytic reporting
- Use a best crew for the entire job and get it done well



Process Flow



Client Connection

Scope of Project & Mission Parameters

Pilot Skill Matched to Mission

Operational Checklist Completed

Fly Mission / Collect Data

Data Transferred to our Processing Center. Live Streaming Also Available.

Data Proceed to Meet Requirements Defined

Deliver and Review Data with Client

From Scope of Project to Delivery of Data

The Drone Technologies

Hardware & Software

- Flight and Mission Planning

- Command and Control Piloting

- GPS Referencing Accuracy

- Autonomous Flights

- Real Time Obstacle Avoidance Sensing

- Payload Camera Sensors Integration

- Live Video Feed & Streaming

- Data Analytic Software Processing







Drone Mission

Environmental Monitoring

- Sea Grass Survey

- Tree & Survey Health

- Beach Erosion

- Wildlife Monitoring

- 2D - 3D Terrain Survey

- Environmental Landscape

- Wetland Services

- Storm Water Management

- Shoreline Stabilization

- Zoom Capabilities







Drone Mission

Volumetrics

- 2D Terrain Map

- 3D Site Model

- Imagery Stitching

- Stockpile Measurements

- Ortho-photogrammetry

- Toe Delineation

- Digital Elevation Model





Drone Mission

Building Inspections

- Thermal Roof Inspections

- Thermal Envelope Inspections

- CAD Drawings

- Site Mapping

- Concrete and Plaster Erosion

- Moisture Detection

- Energy Leakage







Drone Mission

Mining Surveys

- 3D Survey

- Volumetric Analysis

- Seismic Activities

- Landslide Monitoring

- Environmental Concerns

- Moisture Content

- Safety & Security

- Tailing Sediment





Drone Mission

Bridge & Dam Inspections

- Structural Condition

- Corrosion Monitoring

- 3D Survey

- Seismic Activities

- Landslide Monitoring

- Environmental Landscape

- Safety & Security

- Right-of-Way Monitoring





Drone Mission

Transmission Tower Inspection

- Structural Condition

- Corrosion Monitoring

- Storm Damage

- Insulator Damage & IR Radiation Monitoring

- 3D Modeling

- Environmental Landscape

- Computer Vision

- Equipment Audits







Drone Mission

Substation Inspection

- Transformer Inspection

- Aerial Component

- Power Contactor

- ID Component Arching

- Insulator Damage

- IR Radiation Monitoring

- Computer Vision





Drone Mission

Wind Turbine Inspection

- Blade Inspection
- Rotary Component Inspection
- Tower Integrity
- Upper Turbine Generator
- Transformer Inspection
- IR Thermal
- Preventative Maintenance
- Security Patrol



Drone Mission

Waterway & Pipeline Monitoring

- 3D Mapping

- Seismic Activity & Shifting Over Time

- Corrosion Monitoring

- Spill & Leak Detection

- Security

- Bridge & Water Crossing Inspection

- Computer Vision







Industry Use Cases

What	Why	How	Outcome
EPA, Health, Safety 	➢ Emissions Monitoring ➢ Opacity Measurement ➢ EPA Compliance ➢ Ecological Damage ➢ Cost Reduction	➢ Autonomous Flight ➢ Computer Compensation for Sun & Sky Conditions ➢ Repeatable Process	➢ Improve Ecological Monitoring ➢ Reduce Man Hours ➢ Repeatable Automated Documentation
Infrastructure Inspection 	➢ Ensure Infrastructure is in Working Conditions ➢ Structural Support & Crane ➢ ID Cracks & Corrosion	➢ RGB-Camera ➢ 3D-Modeling ➢ Orthomosaic ➢ Laser Scanner	➢ Reduce Maintenance Cost ➢ Plan Preventative Maintenance ➢ Improve Safety ➢ Prevent Accidents
Pipeline 	➢ Detect Leakage ➢ Ecological Damage ➢ Financial Losses	➢ RGD-Camera ➢ 3D-Modeling ➢ Orthomosaic ➢ Laser Sensor & Vegetation Index	➢ Improve Ecological Monitoring ➢ Faster Identification of Accidents, Faster Response
Volumetrics 	➢ Ensure Power Lines Are In Working Conditions ➢ Prevent Accidents ➢ Line Spark – Connection Leads to Energy Loss	➢ RGB-Camera ➢ Flight in 2 Directions ➢ Build a 3D Model ➢ IR Thermo High Temp = Contact Insulator Loss	➢ Improve Performance ➢ Improve Stability of Operations ➢ Increase Efficiency

Industry Use Cases (Continued)

What	Why	How	Outcome
Utility Inspection 	➢ Ensure power lines are in working conditions ➢ Prevent accidents ➢ Line Spark – Connection ➢ Leads to energy loss	➢ RGB- Camera ➢ Flight in 2 directions ➢ Build a 3D model ➢ IR Thermo High Temp – Contact Insulator Loss	➢ Improve performance ➢ Improve stability of operations ➢ Increase efficiency
Rail Car Management 	➢ Accurate Rail Car Inventory ➢ Automated Inventory ➢ Reduce Costs ➢ Intruder Detection	➢ Rail Automated Flights ➢ Orthomosaic Photos ➢ 3D Volumetric Analysis ➢ Material Quality	➢ Improved Raw Material Supply ➢ Reduced Cost for Human Inspection ➢ Safety Detection
Area Monitoring 	➢ High Utility lines ➢ Bridges ➢ External Structures ➢ Intruder Detection	➢ RGD-Camera ➢ 3D-Modeling ➢ Flight on higher altitude to cover area	➢ ID Line Sagging ➢ Improve Corrosion Control, Maintenance & Reliability
Plant IR Inspection 	➢ Infrared Thermal Inspection ➢ Scan Hot Structures ➢ Blast Furnace Bosh ➢ Gas Downcomer Failure	➢ IR Thermal Camera ➢ Autonomous GIS Flights ➢ ID & Record Variations ➢ Digital Record Platform	➢ ID Variations ➢ Predict Potential Malfunctions ➢ Reduce Inspection Costs

Regulations

- Operational Limitations

- Aircraft Requirements

- Operator Certification

- Part 107 Ruling

- Certificate of Approval (COA)

For further information see Appendix I





Management

Charles Zwebner, CEO



- Has over 25 years of telecommunication and technology experience
- Founder and former President, CEO and Chairman of the Board for Yak Communications, Inc. (NASD:YAKC), leading the company to 800,000 customers, making it the largest alternative long-distance provider in Canada. Yak Communications afforded early stage investors a 20X return
- Former CEO and Founder of CardCaller, which developed the first Canadian fixed amount prepaid, multilingual telephone calling card – sold in 1997 for 6x return
- In 2006 awarded Canadian Entrepreneur of the Year in the Technology Division
- Part 107 Remote Pilot in Command Certified

Jeff Fidelin, Videographer & Imagery Specialist - Drone Pilot



- Jeff has over 10 years of experience in film and video production
- A video producer with three (3) features films
- Jeff has produced over 50 3D stereo videos for Sony Europe consumer
- Founder and CEO of three (3) video production companies in France and in the Caribbean
- Over 300 UAV flying hours and a Part 107 Remote Pilot in Command Certified
- He is a Certified drone pilot in the USA and France
- Jeff has an Engineering degree in environmental science

Lazara Valmana, Operations



- Has over 25 years of telecommunication and technology experience and is certified drone operator from Miami Dade Community College
- Currently, she oversees the development and implementation of projects at multiple levels. She is a believer in the partnership approach, with an emphasis on customer service and maintains a close relation with our customers and business partners
- Customer Service Manager / Director of Operations for Yak Communications Canada Inc., a long distance telecommunications services provider. The Customer Service Group was a total of approximately 75 employees including Supervisors and Technical Support
- Co-founded I.T.S., which developed prepaid, multilingual branded telephone calling cards for businesses on a wholesale basis. It was sold to AT&T Canada
- Certified Drone operator from Miami-Dade Community College

Pietro Taballione, Environmental Scientist - Engineering Consultant



- Over 10 years of environmental expertise
- Specialized in NEPA/PD&E documentation, environmental permitting, construction compliance and contamination assessment
- Experienced in performing ecological surveys, mitigation monitoring and dune restoration projects.
- B.S., Environmental Science, University of L'Aquila, Italy
- M.A. Environmental Affairs and Policy from the University of Miami
- Section 333 Approved UAV Services Company

Management



Bart Bruni, Master Thermographer

- Certified Instructor at Miami Dade College for the Infraspection institute Level 1 & 11 infrared certification courses
- Over 3 decades in industry consult providing research data for Infarspection, Institute, United Infrared, Flir Training Center ITC, as well as the pest and termite industry with international chemical companies.
- Served 10 years as the Chairman of the Education Committee of the Hallandale Beach Area School District
- Has served on the Executive Board of Directors of the Hallandale Beach Chamber of Commerce for 18 years. M.A. Environmental Affairs and Policy from
- Certified Pest Thermographer for 15 years



Gigi Santana, Client Relations Manager

- Gigi's background includes over 20 years in Call Center Management in Inbound and Outbound Sales
- Specialized in Telecommunications, Office Products and Call Centers
- Strong background in Management and Customer Relations
- Currently working toward her Bachelors in Science at Florida National University



Brian Liem, Service Specialist & Pilot

- Brian is highly experienced in repairs, assembly, bench test, and maintenance of multiple UAV's both multi-rotor and fixed wings
- He has a strong background in inspecting, checking, building, testing and recommending improvements for multi-rotor and fixed wing products.
- Thorough passionate individual with very high technical knowledge and background
- Over 150 UAV flying hours
- Part 107 Remote Pilot in Command Certified

Regulations

APPENDIX I





Civil Unmanned Aircraft (UAS)

- Recreational – Only an individual flying purely for fun with no direct or incidental benefit.
- Non-recreational – (1) individual or business flying for direct or indirect benefit or (2) and organization flying for their purpose.

Operational Limitations – Summary of Major Provisions of Proposed in Part 107

- Unmanned aircraft must weight less than 55 lbs.
- Visual line-of-sight only.
- Daylight-only operations.
- Small unmanned aircraft may not operate over any persons not directly involved.
- Maximum airspeed of 100 mph (87 knots)
- Maximum altitude of 400 feet above ground level
- Minimum weather visibility of 3 miles from control station.
- No operations are allowed in Class A (18,000 feet & above) airspace.
- Operations in Class B, C, D and E airspace are allowed with the required ATC permission, and Class G are allowed without FAA permission.
- Requires preflight inspection by the operator.
- Proposes a microUAS option that would allow operations in Class G airspace, over people not involved in the operation, provided the operator certifies he or she has the requisite aeronautical knowledge to perform the operation.
- A person may not operate a small unmanned aircraft if he or she knows or has reason to know of any physical or mental condition that would interfere with the safe operation of a small UAS.

Aircraft Requirements

- Aircraft marking required

Regulations

APPENDIX I
(Continued)





Operator Certification and Responsibilities would require to:

- Pass an initial aeronautical knowledge test at an FAA-approved knowledge testing center.
- Be vetted by the Transportation Security Administration
- Obtain an unmanned aircraft operator certificate with a small UAS rating
- Pass a recurrent aeronautical knowledge test every 24 months
- Be at least 16 years old
- Make available to the FAA, upon request, the small UAS for inspection & testing and documents/records required to be kept under the proposed rule.
- Report an accident to the FAA within 10 days of any operation that results in injury or property damage.
- Conduct a preflight inspection, to include specific aircraft and control station systems checks, to ensure the small UAS is safe for operation.